EXHIBIT 99.1


                            EXPLANATION OF RESPONSES
                            ------------------------


(1)  No Expiration.

(2) Represents a portion of the 8,332,726 shares of Multiple and Variable Vote Restricted Convertible Common Stock directly held by Magellan Holdings LP ("Holdings"). The general partner of Holdings is Onex Partners LP ("Partners"). The general partner of Partners is Onex Partners GP LP ("Partners GP LP"), which may be entitled to receive a portion of the gain realized by Partners on its investments. The general partner of Partners GP LP is Onex Partners GP Inc. ("Partners GP"). Onex Corporation ("Onex") indirectly owns 100% of the capital stock of Partners GP. The Reporting Person is associated with Onex, and has an interest in a limited partner of each of Partners GP LP and Holdings, and in such capacities has a pecuniary interest in the number of shares indicated in Item 3 of Table II and, may also have a pecuniary interest in an additional portion of the shares directly held by Holdings. The Reporting Person disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest and the filing of this Form 3 shall not be construed as an admission that the Reporting Person is the beneficial owner of, or has any pecuniary interest in, any of such shares, except for the shares set forth in Item 3.

(3) Based on the acquistion price of Multiple and Variable Vote Restricted Convertible Common Stock; convertible on a share-for-share basis.

(4) The Reporting Person has an interest in a limited partner of each of Holdings and Partners GP LP, which is the general partner of the general partner of Holdings.